A special meeting of the fund's shareholders was held on September 19, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 4

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Japan Fund and giving the Trustees the authority to change the fund's performance adjustment index going forward, without shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	50,946,430.85	77.692
Against	11,660,625.85	17.782
Abstain	2,967,717.59	4.526
TOTAL	65,574,774.29	100.000